Mail Stop 3561

January 29, 2010

Via Fax & U.S. Mail

Mr. Anello C. Garefino
Chief Financial Officer
3061 Industry Drive
Lancaster, Pennsylvania17603

  Re: **Herley Industries, Inc.**
    Form 10-K for the year ended August 2, 2009
    Filed October 19, 2009
    File No. 000-05411

Dear Mr. Garefino:

  We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended August 2, 2009

Statements of Shareholders' Equity, page F-6

1. We note that your statement of shareholders' equity discloses that in fiscal 2009 you recorded $518,000 as additional paid-in capital due to a stock option modification. Please explain to us, and disclose in future filings, the nature and terms of this stock option modification and tell us how you accounted for the modification.

Statements of Cash Flows, page F-7

2. We note that the adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities includes litigation and claims settlements of $8,982 and $15,442 for the years ended August 2, 2009 and August 3, 2008, respectively. Please explain to us the nature of the charges included in this line item for fiscal 2009 and tell us where the 2009 amount of $8,982 is included in the statement of operations. Also, please tell us why you believe it is appropriate that these charges are not consistently presented on the statement of operations for the 2009 and 2008 fiscal years.

Note A. Summary of Significant Accounting Policies

– 1. Nature of Operations and Recent Events, page F-8

3. We note your disclosure that in October 2009 you entered into an agreement to settle the EDO matter and you recorded a charge to operations in the fourth quarter of fiscal 2009 of $4,299,000 consisting of net costs incurred under the contract for design, development and production costs incurred. Please explain to us why these costs had not previously been charged to expense considering it appears they had already been incurred and were in dispute. As part of your response, please tell us the specific quarterly periods in which the costs were incurred.

4. We note your disclosure that in September 2009 you settled a claim for equitable adjustment under a contract with a major customer and as a result, you recorded a reduction of revenue of approximately $2.75 million and recorded a charge to cost of products sold of approximately $331,000 in the fourth quarter of 2009. In light of this reduction of revenue previously recorded on the contract, please explain to us when this revenue and related capitalized costs were previously recorded and tell us why you believe it was appropriate to record the amounts as revenue considering the amount was in dispute. As part of your response, please explain to us in detail your policy for recognizing revenue on claims and unpriced change orders and how that policy complies with paragraphs 62 and 65 of SOP 81-1. Also, please tell us, the amount of costs, if any, recorded as assets on the balance sheet as of August 2, 2009 related to any unpriced change orders or claims.

- 3. Basis of Financial Statement Presentation and Accounting Estimates, page F-8

5. We note your disclosure that in fiscal 2008 you recognized a loss of approximately $1 million on a development contract due to cost overruns and a change in management's estimate of the recoverability of the costs on future contracts and losses of approximately $2.6 million due to cost overruns on two other development contracts. Please tell us about the nature and terms of these "development" contracts and explain to us the nature and timing of the changes in circumstances that resulted in the recognition of these cost overruns during 2008. Also, please tell us your policy for recording revenue and costs on development contracts. As part of your response, please tell us how the attainment of future contracts affect the amount of costs incurred or revenue recognized on current development contracts.

Note C. Discontinued Operations and Disposal of Long-Lived Assets, page F-16

6. We note your disclosure that on November 10, 2008 you sold the stock of ICI for approximately $15 million. Please tell us, and disclose in future filings, the major classes of assets and liabilities included in the discontinued operations. Also, please tell us and disclose in future filings whether any gain or loss was recognized on this transaction. See paragraph 47 of SFAS No. 144.

Note F. Commitments and Contingencies, page F-18

7. We note your disclosure that on August 25, 2009 the court ruled against the Company and found that legal fees incurred on behalf of the Company in the Securities Class Action (relating to the D&O insurance policy) are not covered. Please tell us how you have accounted for the approximately $2,236,000 fees received as partial payments from your insurer as of August 2, 2009 in your financial statements and explain why you believe the treatment used was appropriate.

Note H. Long Term Debt, page F-22

8. We note your disclosure that you did not meet the minimum tangible net worth covenant at August 2, 2009 by approximately $2.4 million and have obtained a waiver from the bank. Please tell us, and disclose in future filings, the time period covered by the waiver. Refer to the guidance outlined in Rule 4-08(e) of Regulation S-X.

Note R. Fair Values of Financial Instruments, page F-30

9. In light of the fact that in 2009 you appear to have financial assets or liabilities that are recognized at fair value on a recurring basis (interest rate swap), please revise future filings to include the following disclosures required by SFAS No. 157:

    o   The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3)

    o   For fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following:

        (1) Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of income (or activities)

        (2) Purchases, sales, issuances, and settlements (net)

        (3) Transfers in and/or out of Level 3 (for example, transfers due to changes in the observability of significant inputs)

    See paragraph 32 of SFAS No. 157.

Note S. Quarterly Results (Unaudited), page F-32

10. We note your disclosure that the fourth quarter of fiscal 2008 includes an adjustment of $2,802,000 for legal fees receivable at the end of the third quarter which, in accordance with GAAP, has been eliminated in the fourth quarter of 2008. Please tell us, and disclose in the notes to the financial statements in future filings, the nature of these legal fees receivable, including when the amount was initially recorded as a receivable and why you believed it was appropriate to recognize a receivable at that time. Also, please explain to us what changes in facts or circumstances occurred in the fourth quarter of 2008 which led you believe it was appropriate to reverse this receivable in the fourth quarter of 2008.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(717) 735-8123